QUALCOMM Spinco, Inc.
5775 Morehouse Drive, San Diego California 92121

July 25, 2001

VIA FACSIMILE AND ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	QUALCOMM Spinco, Inc. Registration Statement on Form S-1 (No 333-42138) Application for Withdrawal Under Rule 477

Dear Ladies and Gentlemen:

The undersigned registrant hereby requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the withdrawal of the above-referenced Registration Statement, together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission on July 25, 2000. The Registration Statement has not been declared effective.

This request is made on the grounds that, based on the current market for the registrant’s technology, products and services, the registrant has determined that it is not advisable at this time to operate and conduct business as a separate entity from QUALCOMM Incorporated and proceed with the proposed offering.

No securities under the Registration Statement have been sold.

If you should have any questions regarding this application, please contact the undersigned at (858) 658-4842 or Jay Rains of Gray Cary Ware & Freidenrich at (858) 677-1476.

Sincerely,

QUALCOMM Spinco, Inc.

/s/ AS THORNLEY
Anthony S. Thornley
Interim Chief Financial Officer and Secretary

Cc: The Nasdaq Stock Market